Mail Stop 3561

June 9, 2009

Mr. Stephen C. Haley
Chief Executive Officer
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483

      Re: Celsius Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2008
           File No. 333-129847

Dear Mr. Haley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Tia Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel and
           Health Care Services